                                                           FILED BY FINDWHAT.COM
                           PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
                                        AND DEEMED FILED PURSUANT TO RULE 14A-12
                                          OF THE SECURITIES EXCHANGE ACT OF 1934
                                                     COMMISSION FILE NO: 0-30428
                                           SUBJECT COMPANY: ESPOTTING MEDIA INC.


FindWhat.com                                                       News Release
--------------------------------------------------------------------------------
Company Contact:
Karen Yagnesak
FindWhat.com
239-561-7229
kareny@findwhat.com

               FINDWHAT.COM ANNOUNCES RECORD THIRD QUARTER RESULTS
       - EPS OF $0.12; REVENUE INCREASES 62% VERSUS Q3 2002; RAISING 2003
                                 EPS GUIDANCE -

FORT MYERS, FL - OCTOBER 20, 2003 - FINDWHAT.COM (NASDAQ: FWHT), a leading developer and provider of performance-based marketing services for the Internet, today reported record financial results for the three and nine months ending September 30, 2003. Highlights include:

         o Revenue in Q3 2003 increased 62% versus Q3 2002, and was more than $300,000 ahead of the Company's previously-announced projections. FindWhat.com has increased revenue sequentially for 16 consecutive quarters.

         o In Q3 2003, FindWhat.com generated pre-tax diluted EPS of $0.20, and diluted EPS of $0.12, exceeding the Company's previously-announced projections by $0.02 and $0.01, respectively. The Company has increased pre-tax income sequentially for 10 consecutive quarters.

         o Cash and cash equivalents at September 30, 2003 exceeded $54.0 million. FindWhat.com has no long-term debt.

         o        Full year 2003 EPS guidance has been increased.

FindWhat.com reported record revenue in Q3 2003 of $17.8 million, an increase of 62% versus Q3 2002 revenue of $11.0 million. For the nine months ended September 30, 2003, FindWhat.com reported record revenue of $51.2 million, an increase of 74% versus revenue of $29.4 million for the nine months ended September 30, 2002.

FindWhat.com reported net income in Q3 2003 of $2.8 million, or $0.12 per diluted share, which reflected an effective tax rate of 38%. In Q3 2002, net income was $1.8 million, or $0.09 per diluted share, which reflected an effective tax rate of 39%. For the nine months ended September 30, 2003, FindWhat.com reported net income of $8.2 million, which reflected an effective tax rate of 38%. For the nine months ended September 30, 2002, FindWhat.com's net income was $8.1 million, which included no net income tax expense and included a deferred tax benefit of $0.7 million.

Given the changes in FindWhat.com's effective tax rate over the last seven quarters, and in order to provide meaningful comparisons with prior periods, the Company notes that pre-tax income in Q3 2003 was a record $4.6 million, or $0.20 per diluted share, an increase of 57% versus Q3 2002 pre-tax income of $2.9 million, or $0.15 per diluted share. For the nine months ended September 30, 2003, FindWhat.com reported pre-tax income of $13.3 million, an increase of 80% versus pre-tax income of $7.4 million for the nine months ended September 30, 2002.

Craig Pisaris-Henderson, chairman and CEO of FindWhat.com said, "We continued to move our core business forward in Q3 2003, while expanding our operational and financial capabilities to integrate new initiatives. During the quarter, we announced the proposed acquisition of Miva Corporation, a leading supplier of e-commerce software and services to small and medium-sized businesses, and an agreement with Mitusi & Co., Ltd. to power the launch of a keyword-targeted paid listings service in Japan. We also raised over $20 million in gross proceeds from a private placement of our common stock to institutional investors. We view these developments as necessary steps given the increased opportunities and challenges we see in the global online advertising and services sectors. We continue to work on additional projects, as we believe the need to build a more diversified business is critical to our long-term success."

UPDATE ON ANNOUNCED MERGERS AND ACQUISITIONS

On June 18, 2003, FindWhat.com and Espotting Media, Inc., Europe's "Best Paid Placement Service" (Search Engine Watch Awards), announced the signing of a merger agreement. On September 19, 2003, FindWhat.com announced it was renegotiating the proposed merger. FindWhat.com and Espotting management continue to work together actively on a review of Espotting's historical financial results, including results through September 30, 2003, which have yet to be finalized. Upon the completion of the review, FindWhat.com intends to engage in exploring new terms that could lead to a revised merger agreement. FindWhat.com currently believes that it will have an update on the transaction before the end of 2003. However, it remains possible that mutually agreeable terms will not be reached and that the merger may not be consummated, and in such an event, FindWhat.com would make an announcement as soon as practicable.

On September 3, 2003, FindWhat.com announced the signing of an agreement to acquire Miva Corporation, a leading supplier of e-commerce software and services to small and medium-sized businesses. FindWhat.com currently projects the closing of the proposed merger with Miva Corporation in the latter part of Q4 2003.

PROJECTED RESULTS

FindWhat.com is maintaining its previously-announced projection for full year 2003 revenue of $70.0 million, which represents an increase of 64% over full year 2002 revenue of $42.8 million.

FindWhat.com is increasing its projection for full year 2003 diluted earnings per share, or "EPS," to $0.50, replacing its previously-announced projection of $0.48. The new projection assumes approximately 22.6 million diluted shares outstanding in 2003.

In order to provide meaningful comparisons across reporting periods, FindWhat.com offers projections both for EPS and pre-tax diluted earnings per share ("pre-tax EPS"). FindWhat.com is raising its projection for full year 2003 pre-tax EPS to $0.81, replacing its previously-announced estimate of $0.78. The projection assumes approximately 22.6 million diluted shares outstanding in 2003. This estimate of approximately $18.3 million in 2003 pre-tax income represents an increase of 65% over full year 2002 pre-tax income of $11.1 million.

All financial projections have been computed in conformity with Generally Accepted Accounting Principles (GAAP). As of September 30, 2003, FindWhat.com had capitalized approximately $1.8 million in transaction expenses associated with its announced merger agreement with Espotting. Upon the successful closing of the merger, these and any additional deal expenses would be considered part of the transaction cost; however, in the event the merger agreement is terminated, these and any additional expenses would be written off as a one-time expense on the date of the termination. FindWhat.com's current projections assume that the proposed merger is neither completed nor terminated in 2003; however, a termination in Q4 2003 would materially impact FindWhat.com's reported GAAP 2003 EPS and pre-tax EPS due to the required write-off of transaction expenses. FindWhat.com's current projections assume the closing of the proposed acquisition of Miva Corporation in the latter part of Q4 2003, although FindWhat.com does not believe a closing of Miva in Q4 2003 will have a material impact on its overall 2003 results.

MANAGEMENT COMMENTS

Chief operating officer and chief financial officer Phillip Thune said, "In Q3 2003, we exhibited our ability to pursue significant projects outside of our core U.S. business. This was facilitated by the expansion of our infrastructure and personnel over the last five quarters, which we have discussed in previous earnings announcements. With our focus on completing the Miva and Mitsui initiatives in Q3 2003, we did not add to our team as quickly as planned, leading to higher-than-expected operating margins for the quarter. In Q4 2003, we again intend on pursuing the rapid expansion of our capabilities. We continue to believe that, individually, our announced agreements with Miva and Mitsui will not have a material impact to earnings in the short-term, and we plan to continue to make decisions that balance our near-term concentration on profits with our focus on building long-term shareholder value."

COMPANY SERVICES

FindWhat.com is a leading developer and provider of performance-based marketing services for the Internet. With FindWhat.com's services, advertisers only pay for an Internet user who clicks through to their sites. Historically, advertising, including most online advertising, has been impression-based, meaning that advertisers are charged on the number of viewers, listeners, readers, or users who are potentially exposed to their ad, with no guarantee that the ad was seen, heard, or read. With the inherent accountability of the Internet, and the decreasing attention paid to banner ads, online advertisers are increasingly demanding performance-based advertising alternatives. According to the Interactive Advertising Bureau, 21% of all online advertising spending in 2002 was priced on a straight performance basis, up from 12% in 2001.

The Company currently offers two primary, proprietary performance-based services: the FindWhat.com Network, a keyword-targeted advertisement service that distributes millions of advertisements throughout the Internet each day based on a bid-for-position, pay-per-click pricing model; and a private label service, which offers large portals and search engines the opportunity to brand and sell their own pay-per-click, keyword-targeted advertisement service using FindWhat.com's turn-key operation. In addition, FindWhat.com has announced the signing of an agreement with Mitusi & Co., Ltd. to power a keyword-targeted advertisement service in Japan, which is expected to launch in early 2004.

The Company's main focus is the operation of online marketplaces that connect the businesses and consumers (prospects) that are most likely to purchase specific goods and services to the entities (advertisers) that provide those goods and services. Advertisers create advertisements, which are comprised of titles, descriptions, URLs, and relevant keywords or keyword phrases. For each keyword, the advertisers determine what price they are willing to pay for a qualified click-through. The pricing process is an open, automated, bid-for-position system. The highest bidder for a particular keyword or phrase receives the first place position, with all other bidders on that same keyword or phrase listed in descending bid order. Through the Account Management Center at FindWhat.com, or similar centers created for the paid listings services of third-parties which are powered by FindWhat.com, advertisers can sign-up and manage their accounts themselves, 24 hours a day, seven days a week. They can control and track their bids, the placement of their keyword ads, their total expenditures, their cost per visitor, and their return on investment, all in a real-time environment. As a result, they can easily determine and work to improve the value they derive from FindWhat.com's services. Editors review every keyword to ensure that the ad is appropriate for that advertiser's website. This methodology produces extremely relevant results for e-commerce oriented searches, and drives highly qualified traffic to FindWhat.com's managed advertisers.

FindWhat.com and its private-label partner, Terra Lycos's Lycos.com and HotBot, distribute advertisements to millions of Internet users each day. The FindWhat.com Network includes hundreds of distribution partners, including search engines like CNET's Search.com, Excite, Webcrawler, MetaCrawler, Dogpile, and Microsoft Internet Explorer Autosearch. FindWhat.com recognizes 100% of the revenue from paid click-throughs on the sites in its network, and then shares that revenue with those sites. FindWhat.com only recognizes its share of the revenue generated from third-party initiatives which are powered by FindWhat.com. With both the FindWhat.com Network and the third-party offerings,

FindWhat.com's services are a source of revenue and relevant keyword-targeted listings for its partners, while providing its managed advertisers with exposure to potential customers across the Internet. As with the Yellow Pages in the offline world, FindWhat.com's managed advertisers get their message in front of prospects at the exact time they are looking for the advertisers' products and services. Unlike the Yellow Pages, advertisers only pay for those visitors that "walk" into their virtual stores.

FindWhat.com has discontinued the reporting of active advertiser accounts, paid click-throughs, and average revenue per click-through. "As our business continues to mature, and we pursue additional revenue streams, we feel our historical key metrics are less indicative of the direction of our business than they have been in the past. As always, we continue to focus on revenue and profits, as we believe they are the best gauges of our historical performance, and are the figures we uniformly try to increase over the long-term," said Thune.

MANAGEMENT CONFERENCE CALL

Chairman/CEO Craig Pisaris-Henderson, COO/CFO Phillip Thune, and vice president of finance Brenda Agius will participate in a conference call to discuss the results and the outlook for the Company. The call will take place on October 20, 2003 at approximately 5:00 p.m. Eastern Time, and will be simulcast on the Internet at:

http://www.vcall.com/ClientPage.asp?ID=84949

A replay of the conference call will be available at the same URL, and on the Company's website at http://www.findwhat.com/content/about/news/webcast.asp, for 90 days after the call.

ABOUT FINDWHAT.COM(R)

FindWhat.com operates online marketplaces that connect the consumers and businesses that are most likely to purchase specific goods and services with the advertisers that provide those goods and services. Online advertisers determine the per-click fee they will pay for their advertisements, which FindWhat.com and its private-label partners such as Terra Lycos's Lycos.com and HotBot distribute to millions of Internet users. The FindWhat.com Network includes hundreds of distribution partners, such as CNET's Search.com, Excite, Webcrawler, MetaCrawler, Dogpile and Microsoft Internet Explorer Autosearch. Advertisers bid against each other for particular keywords or phrases through an open, automated, bid-for-position system, where the advertisement of the website with the highest bid appears first, with all other advertisers listed in descending bid order. This cost-effective, pay-for-performance model allows Web advertisers to pay only for those prospects which click-through to their sites, and increases their potential for exposure through the millions of advertisements distributed throughout the network per day. More information on FindWhat.com is available on the Company's website at http://www.findwhat.com.

FORWARD LOOKING STATEMENTS

This press release contains certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, words or expressions such as "plan," "intend," "believe," "project," "guidance," "estimate," and "expect," and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements herein include, without limitation, statements addressing future financial and operating results; statements relating to the magnitude, timing, effects, and any synergies that may result from the proposed merger with Espotting, acquisition of Miva, or agreement with Mitsui; statements about growth of our market; and statements regarding our strategic initiatives.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: potential that the information and estimates used to predict anticipated revenues and expenses were not accurate; potential that demand for our services will not continue to increase; the risk that we will not be able to continue to enter into new online marketing relationships to drive qualified traffic to our advertisers; risks associated with our ability to compete with competitors and increased competition for distribution partners; political and global economic risks attendant to our business; other economic, business, and competitive factors generally affecting our business; the risk that operation of our business model infringes upon intellectual property rights held by others; our reliance on distribution partners for revenue generating traffic; risk that our merger with Espotting or acquisition of Miva will not be consummated; difficulties executing integration strategies or achieving planned synergies after a merger with Espotting or an acquisition of Miva; risk that the Espotting or Miva transactions will be terminated, delayed, or not close when expected; the failure of FindWhat.com and Espotting to resolve issues relating to Espotting's financial performance and the failure of the parties to agree to related amendments to the merger documents; FindWhat.com's and Espotting's failure to retain clients as a result of uncertainty regarding the merger agreement; difficulties executing integration strategies or achieving planned synergies in connection with the Espotting and Miva transactions; the risk that the conditions precedent to the parties' obligations to close under the Espotting and Miva agreements will not be satisfied, including the receipt of stockholder and regulatory approvals; the risk that transaction costs relating to the Espotting and Miva transactions will be higher than anticipated; the risk that the businesses of FindWhat.com and Espotting will suffer as a result of uncertainty involving the merger; the risk that the continuity of FindWhat.com's and Espotting's operations will be disrupted if the merger does not close; and the risk that Espotting will require more cash than anticipated before closing. Readers also should note that the forward-looking statements may be impacted by several additional factors, including the failure of FindWhat.com's existing infrastructure to adequately support Mitsui's paid listing service, the failure of Mitsui to successfully create and manage a paid listings network in Japan, risk that the development and implementation of the Japanese version technology will be delayed or not completed when expected, risk that development, implementation and integration costs will be higher than anticipated, the inability of Mitsui to leverage off of its existing client base and potential distribution partners, the failure of the paid listing services market to develop in Japan as envisioned by FindWhat.com, intense competition in the paid listing services market in Japan, the potential that FindWhat.com and Mitsui will fail to agree on the management and growth of their relationship, and economic changes and changes in the Internet industry generally. More detailed information regarding other risks affecting FindWhat.com are set forth in FindWhat.com's filings with the Securities and Exchange Commission, including the Amendment No. 1 to Annual Report on Form 10-KSB for fiscal 2002 and the most recent quarterly reports on Form 10-Q. If any of these risks or uncertainties materializes or any of these assumptions prove incorrect, FindWhat.com's results could differ materially from expectations expressed herein. FindWhat.com is under no obligation to (and expressly disclaims any such obligation to) update or alter the forward-looking statements, whether as a result of new information, future events, or otherwise.

(R)Registered Trademark of FindWhat.com

                           FindWhat.com and Subsidiary
                   CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                        (in thousands, except par values)
                                   (unaudited)


                                               FOR THE THREE MONTHS ENDED     FOR THE NINE MONTHS ENDED
                                                      SEPTEMBER 30,                 SEPTEMBER 30,
                                               ---------------------------   ---------------------------
                                                   2003           2002           2003           2002
                                               ------------   ------------   ------------   ------------

Revenues                                       $     17,841   $     10,985   $     51,202   $     29,407
                                               ------------   ------------   ------------   ------------

Operating expenses
      Search serving                                    714            466          2,046          1,416
      Marketing, sales and service                   10,222          6,076         29,282         16,184
      General and administrative                      2,073          1,426          5,871          4,153
      Product development                               416            169          1,094            396
                                               ------------   ------------   ------------   ------------

      Total operating expenses                       13,425          8,137         38,293         22,149
                                               ------------   ------------   ------------   ------------

Income from operations                                4,416          2,848         12,909          7,258

Other income:
      Interest income, net                              158             65            368            137
                                               ------------   ------------   ------------   ------------

Income before provision for income taxes              4,574          2,913         13,277          7,395

Income tax expense (benefit)                          1,759          1,132          5,060           (668)
                                               ------------   ------------   ------------   ------------

Net income                                     $      2,815   $      1,781   $      8,217   $      8,063
                                               ============   ============   ============   ============

Income per share
         Basic                                 $       0.14   $       0.10   $       0.42   $       0.48
                                               ============   ============   ============   ============
         Diluted                               $       0.12   $       0.09   $       0.37   $       0.42
                                               ============   ============   ============   ============

Weighted-average number of common
      shares outstanding
         Basic                                       20,435         17,019         19,353         16,952
                                               ============   ============   ============   ============
         Diluted                                     23,338         19,121         22,149         19,084
                                               ============   ============   ============   ============

Additional Information:

Income before provision for income
      taxes per share
         Basic                                 $       0.22   $       0.17   $       0.69   $       0.44
                                               ============   ============   ============   ============
         Diluted                               $       0.20   $       0.15   $       0.60   $       0.39
                                               ============   ============   ============   ============


RECONCILIATION OF EARNINGS PER SHARE BEFORE PROVISION FOR INCOME TAXES TO INCOME
                                    PER SHARE

                                                FOR THE THREE MONTHS ENDED      FOR THE NINE MONTHS ENDED
                                                       SEPTEMBER 30,                   SEPTEMBER 30,
                                               ----------------------------    ----------------------------
                                                   2003            2002            2003            2002
                                               ------------    ------------    ------------    ------------
Income before provision for income taxes per
      share - basic                            $       0.22    $       0.17    $       0.69    $       0.44
Income taxes                                   $      (0.08)   $      (0.07)   $      (0.27)   $       0.04
                                               ------------    ------------    ------------    ------------
Income per share - basic                       $       0.14    $       0.10    $       0.42    $       0.48
                                               ============    ============    ============    ============

Income before provision for income taxes per
      share - diluted                          $       0.20    $       0.15    $       0.60    $       0.39
Income taxes                                   $      (0.08)   $      (0.06)   $      (0.23)   $       0.03
                                               ------------    ------------    ------------    ------------
Income per share - diluted                     $       0.12    $       0.09    $       0.37    $       0.42
                                               ============    ============    ============    ============

                          FindWhat.com and Subsidiary
                     CONDENSED CONSOLIDATED BALANCE SHEETS
                       (in thousands, except par values)

                                                                      SEPTEMBER 30,
                                  ASSETS                                  2003        DECEMBER 31,
                                                                       (unaudited)        2002
                                                                      ------------    ------------

CURRENT ASSETS
      Cash and cash equivalents                                       $     54,004    $     17,982
      Short-term investments                                                    --           3,157
      Accounts receivable, less allowance for doubtful accounts of
         $175 and $95 at September 30, 2003, and December 31, 2002,
         respectively                                                        3,258           1,920
      Deferred tax asset                                                        --             446
      Notes receivable                                                       2,029              --
      Prepaid expenses and other current assets                              2,323             519
                                                                      ------------    ------------

         Total current assets                                               61,614          24,024

EQUIPMENT AND FURNITURE - NET                                                4,277           3,121

OTHER ASSETS:                                                                  156             167
                                                                      ------------    ------------

         Total assets                                                 $     66,047    $     27,312
                                                                      ============    ============

                    LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
      Accounts payable and accrued expenses                           $      6,037    $      3,809
      Current portion of capital lease obligations                              --               4
      Deferred revenue                                                       1,297           1,243
      Other current liabilities                                                 80              80
      Taxes payable                                                            259              --
                                                                      ------------    ------------

         Total current liabilities                                           7,673           5,136

OTHER LIABILITIES                                                               90               8
                                                                      ------------    ------------

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY
      Preferred stock, $.001 par value; authorized,
         500 shares; none issued and outstanding                                --              --
      Common stock, $.001 par value; authorized, 50,000 shares;
         21,399 and 18,177, respectively, issued; and 21,392 and
         18,170, respectively, outstanding                                      21              18
      Additional paid-in capital                                            50,401          22,506
      Treasury stock; 7 shares, at cost                                        (82)            (82)
      Accumulated earnings (deficit)                                         7,944            (274)
                                                                      ------------    ------------

         Total stockholders' equity                                         58,284          22,168
                                                                      ------------    ------------

         Total liabilities and stockholders' equity                   $     66,047    $     27,312
                                                                      ============    ============